CARTER LEDYARD & MILBURN LLP
Counselors at Law

701 8th Street, N.W.
Suite 410
Andris J. Vizbaras	2 Wall Street	Washington, DC 20001
Partner	New York, NY 10005-2072	(202) 898-1515
—	—	—
Direct Dial: 212-238-8698	Tel (212) 732-3200	570 Lexington Avenue
E-mail: vizbaras@clm.com	Fax (212) 732-3232	New York, NY 10022
(212) 371-2720

May 18, 2009

VIA EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Radvision Ltd. Schedule TO-T filed April 30, 2009 by Zohar Zisapel Schedule TO-T/A filed May 11, 2009 SEC File No. 5-58761

Dear Ms. Chalk:

        Set forth below are the responses of Zohar Zisapel to your comments regarding the above-referenced Schedule TO-T (the “Schedule TO”). We are filing herewith Amendment No. 2 to the Schedule TO.

        The paragraphs below are numbered to correspond to the comments in your letter dated May 11, 2009. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

        All capitalized terms used but not defined herein have the same meanings as in the Offer to Purchase.

Item 10 Financial Statements in Schedule TO filed April 30, 2009

1.	We note your assertion under Item 10 that Mr. Zisapel’s financial statements are not material with respect to this tender offer because he has deposited into an escrow account sufficient cash to pay for all tendered securities, assuming the offer is fully subscribed. However, as you are aware, this is not a circumstance where financial statements are presumed NOT material under Instruction 2 to Item 10 of Schedule TO. Instruction 4 of Schedule TO provides guidance on including financial statements for natural persons such as Mr. Zisapel. Please provide the required financial statements for Mr. Zisapel and advise how you will disseminate the revised disclosure to Radvision shareholders.

Christina Chalk, Esq.

We appreciate your invitation in our telephone conversation of May 12 to present our analysis of why the financial information of Mr. Zisapel is not material to a shareholder’s decision to participate in the offer, even though the offer is not entitled to the non-exclusive safe harbor of Instruction 2.

Prior to the adoption of Schedule TO in 1999, “whether the purpose of the tender offer is for control of the subject company” was listed by the Commission as a factor in determining whether the financial condition of the bidder is material. Exchange Act Rel. No. 42055 at n. 195 (the “Adopting Release”).[1] The Adopting Release cited the factor as having continuing significance after the adoption of Schedule TO, stating, “Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [because] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” Id.

Mr. Zisapel currently does not control Radvision, and consummation of Mr. Zisapel’s offer will not result in a change of control of Radvision. If the offer is consummated, the number of Radvision shares that are beneficially owned by Mr. Zisapel will increase by only 5.0%, to approximately 29.90% of the shares. An action by holders of Radvision shares on a matter generally requires the approval of a majority of the votes cast on the matter, and Mr. Zisapel will not beneficially own a majority of the shares as a result of the offer. As stated on page 6 of the Offer to Purchase, following consummation of the offer, under Israeli law Mr. Zisapel may acquire aggregate beneficial ownership of 45.0% or more of the Radvision shares only by means of another tender offer (or by a private placement approved at a general meeting of Radvision’s shareholders).

Mr. Zisapel also considered the following factors in concluding that he does not currently control Radvision and will not control Radvision as a result of the offer:

—	Mr. Zisapel is the largest single beneficial owner of Radvision shares, but according to Radvision’s most recent Form 20-F, as of March 25, 2009, six other persons beneficially owned an aggregate of approximately 41.9% of the outstanding Radvision shares. (Each of these six shareholders has filed a Schedule 13G.)

—	The Radvision board currently has five members, three of which are independent directors (and also are “external directors” within the meaning of that term under Israeli law). Mr. Zisapel has no current plans, proposals or negotiations that relate to or would result in any change in the present Radvision board.

—	Mr. Zisapel has no other arrangements with Radvision that might cause him to be deemed to control Radvision.

[1] Available on the Internet at http://www.sec.gov/rules/final/33-7760.htm#P629_156489

Christina Chalk, Esq.

It appears that the Staff has accepted the absence of a change of control as sufficient to conclude that the financial information of the bidder is not material in at least one similar offer, an offer for shares of Fundtech Ltd. for which a Schedule TO-T was filed March 5, 2008 by Clal Industries and Investments Ltd. (SEC File No. 005-60233) (the “Fundtech Offer”). We recognize that the Staff’s disposition of this comment in the Fundtech Offer is not binding on your disposition of the same comment in the current offer, and that the relevant facts in the Fundtech Offer were somewhat different from the current offer, inasmuch as the bidder in the Fundtech Offer stipulated that it already controlled the subject company. However, we urge you to consider the disposition of this comment in the Fundtech Offer as a factor.

We also ask you to consider the following:

—	The consideration offered for the shares consists solely of cash and the offer is not subject to any financing condition, meeting the conditions in clauses (a) and (b) of the non-exclusive safe harbor of Instruction 2.

—	Mr. Zisapel possesses all necessary funds to consummate the offer from cash on hand.

—	The Israeli Depositary, which is a TASE member, has agreed to guarantee Mr. Zisapel's obligation to pay for the shares.

—	To secure the guarantee, Mr. Zisapel has deposited into an escrow account an amount sufficient to pay for the number of the shares sought in the Offer.

—	Safeguards under Israeli law (as described in Item 10 of the Schedule TO as filed on April 30) will restrict Mr. Zisapel’s ability to cause Radvision to enter into transactions in which he has an interest.

—	Mr. Zisapel has been a long-term shareholder of Radvison, and has held at least 10% of the outstanding Radvision shares at all times during the past thirteen years.

Based on the foregoing, Mr. Zisapel believes that his financial information is not material to a shareholder’s decision to participate in the offer.

The Adopting Release refers (at fn. 197) to the Instruction 2 non-exclusive safe harbor as a situation in which the “burden of providing the bidder’s financial information in tender offer materials may outweigh the usefulness of the information to security holders.” We ask you to similarly weigh burdens and benefits in this situation. Calculating and disclosing his net worth would represent a substantial burden to Mr. Zisapel and would provide a marginal benefit to Radvision shareholders.

Christina Chalk, Esq.

Alternatively, if you are not able to agree that Mr. Zisapel’s net worth is not material, we would propose providing his financial information in the following form: “I estimate that the total amount of funds that will be required to consummate the offer, including fees and expenses, is approximately $6.32 million (assuming I purchase 971,394 Radvision shares, the number of Radvision shares sought to be purchased in the offer). My net worth is in excess of $• million. After the consummation of the offer, the aggregate value of Radvision shares beneficially owned by me will be approximately $36.79 million (at $6.30 per share, the price in my offer), and the aggregate value of all marketable securities, cash and cash equivalents beneficially owned by me will be in excess of $• million (at $6.30 per Radvision share and at market prices on April 29, 2009, the last trading day on Nasdaq before commencement of the offer, for all other marketable securities).” This form of disclosure would be sufficient to allow Radvision shareholders to evaluate Mr. Zisapel’s ability to consummate the offer, and the degree to which he may rely on his Radvision shares to provide liquidity (which may impact the market price of Radvision shares), without burdening Mr. Zisapel to calculate and disclose his exact net worth. We propose this alternative in view of the impending June 1 initial completion date and it should not detract from the merits of our analysis, set forth above, as to why no disclosure of Mr. Zisapel’s financial information is required.

Finally, you asked how we will disseminate the revised disclosure to Radvision shareholders. If Mr. Zisapel is required to disclose his financial information, we would propose to disseminate it by means of a press release and an amendment to the Schedule TO.

Exhibit (a)(1)(A) – Offer to Purchase – General

2.	We note that Mr. Zisapel currently owns just under 25% of Radvision’s shares and serves as a director of the company. Given his affiliate status, please confirm in your response letter that this partial tender offer does not constitute the first step in a series of transactions reasonably likely to or intended to result in taking Radvision private within the meaning of Exchange Act Rule 13e-3.

Mr. Zisapel confirms that the offer does not constitute the first step in a series of transactions reasonably likely to or intended to result in taking Radvision private within the meaning of Exchange Act Rule 13e-3, even assuming he were deemed an “affiliate” of Radvision. (Mr. Zisapel does not control Radvision for the reasons set forth in response to comment 1 above, and therefore disclaims that he is an affiliate of Radvision for the purposes of Rule 13e-3.) Moreover, under Israeli law, following consummation of this Offer, (i) Mr. Zisapel may acquire aggregate beneficial ownership of 45.0% or more of the Radvision shares only by means of another tender offer (or by a private placement approved at a general meeting of Radvision’s shareholders), and (ii) Mr. Zisapel will be prohibited from conducting an additional tender offer for Radvision shares within 12 months from the date of the offer to purchase. See page 6 of the Offer to Purchase.[2]

[2] Please also note the disclosure made by Mr. Zisapel in pages 5-6 of the Offer to Purchase under the caption “Plans for Radvision after the Offer; Certain Effects of the Offer.”

Christina Chalk, Esq.

3.	We note that the offer price is equal to the share price of the target securities on the Tel Aviv Stock Exchange immediately before the launch of the offer, as converted into dollars. However, the offer price is below the trading price of the target securities on the Nasdaq Global Market on the same date ($7.06/per share). In future offer materials, note the fact that the offer price is below the recent trading price of the shares in the United States.

We have revised the Offer to Purchase in response to your comment, by inserting the following statement on page (ii) under “Summary Term Sheet – What is the market value of my Radvision Shares as of a recent date?": “The average closing sale price for Radvision shares on Nasdaq during the period October 29, 2008 through April 29, 2009 (the six months prior to the date of this offer to purchase) was $5.69 per share. Accordingly, the purchase price in the offer is 10.75% higher than the average closing price on Nasdaq during that period and is 10.76% lower than the closing price on Nasdaq on April 29, 2009.” A similar statement appears on page 25 of the original Offer to Purchase.

        We are furnishing herewith a statement from Mr. Zisapel in the form you requested.

        We trust that the foregoing is responsive to your concerns and look forward to working with you to resolve any outstanding issues.

        If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8698) or my partner Steven Glusband (tel. 212-238-8605).

Sincerely, /s/ Andris J. Vizbaras Andris J. Vizbaras

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